August 11, 2010

By facsimile to (703) 813-6968 and U.S. Mail

Mr. John Hartz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Re: Deckers Outdoor Corporation

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Quarterly Report on Form 10-Q for the period ended March 31, 2010

Definitive Proxy Statement on Schedule 14A filed April 23, 2010

File No. 0-22446

Dear Mr. Hartz:

This letter is being submitted by Deckers Outdoor Corporation (“the Company”) in response to the comments on the Company’s above referenced Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A contained in the staff letter dated July 30, 2010.  For your convenience, we have included your comments with this letter.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009, Page 30

SEC Comment :

1.              In future filings, please quantify each factor you cite as impacting your operations. For example, you disclose the increase in SG&A resulted primarily from a planned increase in payroll as well as costs associated with five new retail stores that were not open at December 31, 2008. However, you have not quantified the impact of the items identified.

The Company’s Response:

The Company notes the staff’s comment and will disclose the approximate amounts of material items identified in our results of operations in future filings beginning with the Form 10-Q for the period ending September 30, 2010.

Critical Accounting Policies and Estimates

Valuation of Goodwill, Intangible and Other Long-Lived Assets, page 45

SEC Comments:

2.              In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including goodwill and intangibles, please consider disclosing the following in future filings:

•                  How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•                  How you group long-lived assets for impairment and your basis for that determination;

•                  Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets, including but not limited to your use of market value approaches and valuation techniques;

•                  Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and

•                  For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups.

The Company’s Response:

The Company notes the staff’s comment and will expand the disclosure of the requested information in future filings beginning with the Form 10-K for the year ending December 31, 2010.   Please note that the Company included the following information in its Form 10-K for the year ended December 31, 2009 on the pages indicated related to the first, fourth and fifth bullet points above:

1.               Please note that on page 45 we disclosed, “Annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the impairment of goodwill, intangible and other long-lived assets on a separate asset basis based on assumptions and judgments regarding the carrying amount of these assets individually. We test goodwill and nonamortizable intangible assets for impairment on an annual basis as of December 31 based on the fair value of the reporting unit for goodwill and the fair value of the assets for nonamortizable intangibles compared to their respective carrying value.”

Also, please respectfully note that on pages 45 and 46 we include the following factors, among others, on how we determine when to test for impairment:

“•    the assets’ ability to continue to generate income from operations and positive cash flow in future periods;

•    changes in consumer demand or acceptance of the related brand names, products or features associated with the assets;

•    increased competition; and

•    deterioration of general economic conditions or the retail environment, and customers reducing orders in response to such conditions.”

4.               Please note that on page 46, we discussed our changes in assumptions related to sales growth for our Teva and TSUBO brands, as well as a significant decline in our market capitalization due to declines in market multiples.

5.               Please note that on page 46 we stated, “As of December 31, 2009, our Teva trademarks had a carrying value of $15,300. At that date, our estimate of the trademarks’ fair value was approximately 12% greater than the carrying value. Accordingly, if growth rates fail to meet our forecasts, impairment of the Teva trademark may occur in the future. Our goodwill balance at December 31, 2009 represents goodwill primarily in the UGG reporting unit which has a fair value substantially in excess of the carrying value.”

Item 9A. Controls and Procedures

(a)          Disclosure Controls and Procedures, page 47

SEC Comments:

3.              We note that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As stated, however, your conclusion statement does not conform to the disclosure controls and procedures definition set forth in those rules.  In particular, it does not clearly indicate that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise your disclosure accordingly in future filings. Alternatively, you may simply state in future annual and quarterly filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.

The Company’s Response:

The Company notes the staff’s comment and confirms that its disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it filed or submitted under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and ensured that information required to be disclosed in the reports that it filed or submitted under the Act was accumulated and communicated to management, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

The Company revised its disclosures beginning with the Form 10-Q for the period ended June 30, 2010, which was filed with the SEC on August 9, 2010.  The revised disclosures stated:

The Company maintains a system of disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures include, among other processes, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the principal executive officer and the principal financial officer of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010 pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the principal executive officer and the principal financial officer concluded that the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by this report.

Financial Statement

(4) Property and Equipment, page F-14

SEC Comments

4.              Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented.  If you do not allocate depreciation and amortization to cost of revenue, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

The Company’s Response:

The Company notes the staff’s comment, and the Company does allocate depreciation and amortization of property, plant, and equipment to cost of sales.  The majority of our depreciation is included in selling, general and administrative expenses due to the nature of our operations.  Most of our depreciation is from our warehouse and our retail stores.  We outsource all of our manufacturing, thus the amount allocated to cost of sales is immaterial, and therefore not disclosed.  The Company will expand the policy disclosure to explain this in the Summary of Significant Accounting Policies footnote beginning with the Form 10-K for the period ending December 31, 2010.

Exhibits 23.1

SEC Comments

5.              Please file an amendment to your Form 10-K to include a manually signed consent from KPMG LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

The Company’s Response:

The Company notes the staff’s comment and will file an amendment to its Form 10-K for the year ended December 31, 2009 to include a signed consent from KPMG LLP.  Please note that the Company does have a physically signed consent from KPMG LLP on file.  The exclusion of “/s/ KPMG LLP” was an inadvertent oversight.

Form 10-Q for the Period Ended March 31, 2010

General

SEC Comments:

6.              Please address the comments above in your interim filings as well.

The Company’s Response:

The Company notes the staff’s comment.  Please see the responses for each comment above.

Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010

Compensation Discussion and Analysis, page 14

Setting Executive Compensation, page 17

SEC Comments:

7.              We note that you benchmark your total direct compensation as well as individual elements of your compensation program against amounts paid by your peer group of companies.  In future filings, please indicate for each named executive officer where actual total direct compensation and other benchmarked compensation amounts fall relative to targeted levels and, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.

The Company’s Response:

The Company notes the staff’s comment and beginning with the Definitive Proxy Statement on Schedule 14A, to be filed following the year ending December 31, 2010, will indicate for each named executive officer where actual total direct compensation and other benchmarked compensation amounts fall relative to targeted levels and, to the extent amounts fall significantly above or below those targeted amounts, will discuss the reasons for such variance.

Grants of Plan-Based Award in 2009, page 28

SEC Comments:

8.              We note your disclosure in footnote (1) to your grants of plan-based awards table.  However, it appears from your summary compensation table that no non-equity incentive amounts earned by your named executive officers exceeded the maximum amounts designated in your grants of plan-based awards table.  Please advise.

The Company’s Response:

The Company notes the staff’s comment and the non-equity incentive amounts earned by the named executive officers that exceeded the maximum amounts designated in the grants of plan-based awards table are included in the bonus column in the summary compensation table, page 27.  For example,

Zohar Ziv earned over his maximum $750,000; he earned a total of $900,000, which is his maximum under non-equity incentive plan awards of $750,000 plus an additional $150,000 discretionary bonus.  In the summary compensation table, the $750,000 is in the column non-equity incentive plan compensation, and the $150,000 is in the bonus column.

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

SEC Comments:

9.              In future filings, please indicate the number of transactions covered by each beneficial ownership form not filed on a timely basis.  See Item 405(a)(2) of Regulation S-K.

The Company’s Response:

The Company notes the staff’s comment and beginning with the Definitive Proxy Statement on Schedule 14A, to be filed following the year ending December 31, 2010, will indicate the number of transactions covered by each beneficial ownership form not filed on a timely basis, if any.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance.   You may contact me at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:   Angel R. Martinez

President and Chief Executive Officer

Deckers Outdoor Corporation